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                             December 1, 2022

       Neal West
       Executive Vice President and Chief Financial Officer
       Kaiser Aluminum Corp.
       27422 Portola Parkway, Suite 200
       Foothill Ranch , California 92610-2831

                                                        Re: Kaiser Aluminum
Corp
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Form 10-Q for the
quarter ended June 30, 2022
                                                            Response letter
dated September 28, 2022
                                                            File No. 1-09447

       Dear Neal West:

              We have reviewed your September 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 28, 2022 letter.

       Response Letter Dated September 28, 2022

       Form 10-Q for the Quarter Ended June 30, 2022
       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Selected Operational and Financial Information, page 25

   1. We note your response to our prior comment 2. We continue to believe that the adjustment in your
Adjusted EBITDA measure for "Adjustments to plant-level LIFO"
                                                        represents a tailored
accounting measure and is inconsistent with the guidance in Question
                                                        100.04 of the
Compliance & Disclosure Interpretations on Non-GAAP Financial
                                                        Measures. Please remove
this adjustment in future filings.
       Selected Operational and Financial Information, page 33
 Neal West
Kaiser Aluminum Corp.
December 1, 2022
Page 2

2. We note your response to our prior comment 1. Please expand your disclosure to provide more detail of the nature of the costs included in the "Hedged Cost of Alloyed Metal amounts." For example, please provide a separate line for the metal cost related to all contracts that are priced at the Midwest Transaction Price separately from the costs related to contracts which have a hedged cost component, so that the straight pass-through of costs is distinguished from the hedged amounts. In addition, your VAR measure should be re-titled to more clearly indicate that the amount represents a subcomponent or breakout of your consolidated revenue amount. Please revise accordingly.
      You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameNeal West                                    Sincerely,
Comapany NameKaiser Aluminum Corp.
                                                               Division of
Corporation Finance
December 1, 2022 Page 2                                        Office of
Manufacturing
FirstName LastName